UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Highlights

o   Total accesses came to 97.2 million in March, 74.0 million of which in the mobile segment (+1.0% y-o-y¹) and 23.2 million in the fixed segment (-3.0% y-o-y);

o   Mobile market share reached 30.5% in March 2017 (+2.1 p.p. y-o-y);

o   Postpaid mobile accesses grew 8.2% y-o-y, reaching a market share of 42.0% in March 2017 (19.0 p.p. higher than the closest competitor);

o   Mobile ARPU recorded y-o-y growth of 4.1% in 1Q17, fueled by the higher share of postpaid clients in the mix and the stronger adoption of data packages, whose ARPU increased by 35.8% y-o-y in 1Q17;

o   Broadband accesses totaled 7.3 million in 1Q17 (+1.7% y-o-y), with FTTx² connections accounting for 57.6% of the base, accompanied by y-o-y growth of 6.9%. Broadband ARPU increased 9.2% in 1Q17 over 1Q16, influenced by the growth in the ultra-broadband customer base;

o   Net operating service revenue grew 2.0% in 1Q17 y-o-y (4.2% up y-o-y excluding regulatory effects);

o   Mobile services revenue climbed 5.0% y-o-y in 1Q17 (3.9% y-o-y in 4Q16). Excluding the effect from MTR reductions in 2017, this line increased 7.3% over 1Q16. Data and digital services revenue increased 37.0% y-o-y in 1Q17, accounting for 68.6% of mobile services revenue;

o   Recurring operating costs³ fell 1.1% in 1Q17 over 1Q16 (LTM IPCA +4.6%), reflecting the continuous efforts to reduce costs by focusing on increasing efficiency, synergies and digitalization. Considering the non-recurring effect of the sale of towers in 1Q16, which amounted to R$ 513.5 million, costs increased 6.5%;

o   Recurring EBITDA³ totaled R$ 3,513.9 million in 1Q17, 7.3% up on 1Q16, with Recurring EBITDA margin³ of 33.2%, with a y-o-y increase of 1.8 p.p. in 1Q17;

o   CAPEX of R$ 1,328.2 million in 1Q17, focusing on 4G coverage (304 new cities in the quarter) and FTTH expansion. Operating Cash Flow (EBITDA³ - Capex) in 1Q17 increased 22.6% y-o-y to R$ 2,185.8 million;

o   Free Cash Flow from business activity[4] grew 203.0% in 1Q17, driven by efficiency, optimized allocation of Capex and synergies;

o   Net income³ totaled R$ 996.2 million in 1Q17, 13.3% up on 1Q16, on a recurring basis;

1) y-o-y: anual variation;

2) FTTx includes FTTH (Fiber to the Home), FTTC (Fiber to the Cabinet) and cable customers;

3) Do not consider the non-recurring effect of tower sales in 1Q16, impacting costs and EBITDA positively in the amount of R$ 513.5 million and Net Income in the amount of R$ 338.9 million;

4) Do not consider the non-recurring effect of the payment related to the 4G spectrum cleaning of 700 MHz in 1Q17 in the amount of R$ 655.1 million.

Telefônica Brasil S.A. (BM&FBOVESPA: VIVT3 and VIVT4, NYSE: VIV), discloses today its results for the first quarter of 2017, presented in accordance with the International Financial Reporting Standards (IFRS) and with the pronouncements, interpretations and guidelines provided by the Accounting Pronouncements Committee. Totals are subject to differences due to rounding up or down.

HIGHLIGHTS

Consolidated in R$ million	1Q17	1Q16	∆%	4Q16	∆%

Net Operating Revenues	10,590.1	10,431.4	1.5	10,873.6	(2.6)

Net Operating Services Revenues	10,334.2	10,129.6	2.0	10,596.8	(2.5)

Net operating mobile revenues	6,208.0	5,911.2	5.0	6,315.8	(1.7)
Net operating fixed revenues	4,126.2	4,218.5	(2.2)	4,281.0	(3.6)

Net handset revenues	255.9	301.7	(15.2)	276.9	(7.6)

Operating costs	(7,076.2)	(6,642.9)	6.5	(7,250.3)	(2.4)
Recurring Operating costs¹	(7,076.2)	(7,156.4)	(1.1)	(7,197.8)	(1.7)

EBITDA	3,513.9	3,788.5	(7.2)	3,623.3	(3.0)
EBITDA Margin %	33.2%	36.3%	(3.1) p.p.	33.3%	(0.1) p.p.

Recurring EBITDA¹	3,513.9	3,275.0	7.3	3,675.8	(4.4)
Recurring EBITDA Margin¹ %	33.2%	31.4%	1.8 p.p.	33.8%	(0.6) p.p.

Net income	996.2	1,218.2	(18.2)	1,214.8	(18.0)
Recurring Net income¹	996.2	879.3	13.3	1,249.4	(20.3)

Capex	1,328.2	1,491.9	(11.0)	2,800.1	(52.6)

Operational Cash Flow²	2,185.8	1,783.1	22.6	875.7	149.6

Total accesses (thousand)	97,236	97,219	0.0	97,129	0.1
Total mobile accesses	73,997	73,271	1.0	73,778	0.3
Total fixed accesses	23,239	23,948	(3.0)	23,352	(0.5)

1) Do not consider the non-recurring effect of tower sales in 1Q16, impacting costs and EBITDA positively in the amount of R$ 513.5 million and Net Income in the amount of R$ 338.9 million;

2) Do not consider the non-recurring effect of the payment related to the 4G spectrum cleaning of 700 MHz in 1Q17 in the amount of R$ 655.1 million and the corporate restructuring in 4Q16 in the amount of R$ 49.1 million. Operating cash flow is calculated considering recurring EBITDA.

Mobile Business

OPERATING PERFORMANCE

Thousand	1Q17	1Q16	∆%	4Q16	∆%

Mobile total accesses	73,997	73,271	1.0	73,778	0.3
Postpaid	33,825	31,259	8.2	33,391	1.3
Postpaid ex. M2M/Dongles	26,450	24,088	9.8	26,123	1.3
M2M	5,279	4,397	20.1	5,013	5.3
Dongles	2,096	2,774	(24.5)	2,254	(7.0)
Prepaid	40,171	42,012	(4.4)	40,387	(0.5)
Market Share	30.5%	28.4%	2.1 p.p.	30.2%	0.2 p.p.
Postpaid	42.0%	42.4%	(0.4) p.p.	42.1%	(0.0) p.p.
Mobile Broadband (modem only)	50.3%	49.7%	0.7 p.p.	50.1%	0.2 p.p.
Net additions	219	2	9,661.7	283	(22.7)
Postpaid	435	185	134.8	891	(51)
Market Share of postpaid net additions	39.3%	41.7%	(2.4) p.p.	31.9%	7.3 p.p.
Market penetration	117.2%	125.4%	(8.2) p.p.	118.0%	(0.8) p.p.
Monthly churn	3.3%	3.3%	0.0 p.p.	3.5%	(0.2) p.p.
Postpaid ex. M2M	1.7%	1.8%	(0.1) p.p.	1.6%	0.0 p.p.
Prepaid	4.7%	4.5%	0.2 p.p.	5.0%	(0.2) p.p.
ARPU (R$/month)¹	28.0	26.9	4.1	28.6	(2.1)
Voice	8.8	12.8	(31.1)	10.8	(18.5)
Data	19.2	14.1	35.8	17.8	7.8
Postpaid ex. M2M ARPU¹	52.0	50.0	3.8	52.3	(0.7)
Prepaid ARPU¹	13.6	13.9	(2.1)	14.7	(7.2)
M2M ARPU¹	3.0	3.4	(9.6)	2.6	15.8
MOU	157.2	151.2	4.0	169.3	(7.1)

1) ARPU data including intercompany revenue eliminations.

o   Total accesses increased 1.0% over 1Q16, totaling 73,997 thousand accesses. The postpaid segment continues to be worthy of mention, with y-o-y expansion of 8.2%, totaling 33,825 thousand accesses and accounting for 45.7% of mobile accesses, up by 3.0 p.p. in the annual comparison. The human postpaid[2] base reached 26,450 thousand clients, 9.8% up y-o-y.

o   Total market share came to 30.5% in March 2017 (+2.1 p.p. y-o-y). Telefônica Brasil achieved 39.3% of 1Q17 net postpaid additions, with a market share of 42.0% (-0.4 p.p. y-o-y). The Company also has a relevant market share in 4G-technology terminals (34.5% in March 2017), reflecting the quality of the customer base and the Company’s strategy focused on data.

2 Excludes dongles and M2M.

o   In the first quarter, mobile net additions came to 219 thousand accesses, with postpaid net additions totaling 435 thousand accesses (+134.8% y-o-y) and prepaid net disconnections amounting to 216 thousand accesses, accompanied by a significant migration of prepaid clients to hybrid plans.

o   The prepaid customer base contracted by 4.4% in 1Q17 over 1Q16, due to the migration of prepaid clients to hybrid plans and the continuous adoption of a restrictive policy for disconnecting inactive clients within the criteria established by ANATEL, underlying the Company’s focus on rationality and profitability.

o   The access base continued to expand in the machine-to-machine (M2M) market, reaching 5.3 million customers in March 2017, 20.1% up on the previous year, with a market share of 39.8% in March 2017.

o   Total ARPU moved up by 4.1% in 1Q17 over 1Q16, fueled by the performance of data ARPU, up by 35.8%. Excluding MTR reductions, total ARPU posted y-o-y growth of 6.3%.

NET OPERATING REVENUE

Consolidated in R$ million	1Q17	1Q16	∆%	4Q16	∆%

Net operating mobile revenues	6,464.0	6,212.9	4.0	6,592.6	(2.0)

Net service mobile revenues	6,208.0	5,911.2	5.0	6,315.8	(1.7)
Outgoing voice	1,672.2	2,443.9	(31.6)	2,035.8	(17.9)
Interconnection	272.7	357.1	(23.6)	343.1	(20.5)
Data plus Digital Services	4,258.7	3,108.3	37.0	3,934.2	8.2
Messaging P2P	372.8	382.3	(2.5)	357.1	4.4
Internet	3,394.2	2,167.5	56.6	3,008.4	12.8
Digital Services	491.8	558.6	(12.0)	568.7	(13.5)
Other services	4.5	1.9	135.0	2.7	65.6
Net handset revenues	255.9	301.7	(15.2)	276.9	(7.6)

% Data plus Digital Services Revenues / MSR	68.6%	52.6%	16.0 p.p.	62.3%	6.3 p.p.

Note: As of 3Q16, for a better understanding of the business and to better reflect the results of our digital initiatives, digital services and VAS revenues were booked under the same line. With this in mind and for comparison purposes, historical figures were reclassified. The historical data of 2015 and 2016 can be found on our website ( www.telefonica.com.br/ir).

Net mobile revenue rose 4.0% in 1Q17 over 1Q16, thanks to the higher mobile services revenue, 5.0% up y-o-y, influenced by higher data and digital services revenue, partially offset by lower revenue from voice, affected by the effect from MTR reductions in February 2017, in addition to the lower revenue from the sale of handsets. Excluding the regulatory effect, first-quarter mobile services revenue increased by 7.3% over 1Q16.

Outgoing voice revenue reduced 31.6% over 1Q16, mainly reflecting the higher consumption of data services as a substitute for voice services. The prepaid segment was also influenced by the y-o-y lower volume of top-ups due to macroeconomic conditions.

Interconnection revenue contracted by 23.6% over 1Q16, mainly due to the MTR tariff reduction in February 2017 (-45.6%). With the normalization of this effect, interconnection revenue increased 13.4% in 1Q17 over 1Q16, thanks to the higher incoming traffic.

Data and digital services revenue rose 37.0% y-o-y and continued to be the Company’s main source of revenue growth, reflecting our strategy focused on data. This performance was influenced by the upselling of data bundles, particularly in postpaid offers, which are encouraged by the possibility of managing data consumption of additional lines under the same plan, and the higher penetration of smartphones in our customer base. In 1Q17, data and digital services revenue increased to 68.6% of net mobile services revenue, up by 16.0 p.p. y-o-y.

SMS (P2P Messaging) revenue fell 2.5% y-o-y in 1Q17, as a result of the lower consumption of this service due to its maturity and to the reduction in promotional SMS volume.

In 1Q17, mobile internet revenue moved up by 56.6% over 1Q16 and 12.8% over 4Q16, accounting for 79.7% of 1Q17 data revenue. This performance is directly linked to the growth in postpaid data accesses, especially in 4G plans, the increased sale of stand-alone data packages and the growth of the smartphone customer base. At the close of 1Q17, 80.0% of our customer base already had smartphones or web phones, 4.1 p.p. higher than in 1Q16.

Digital services revenue reduced by 12.0% in 1Q17 over 1Q16, due to the simplification of the portfolio, a greater focus on qualified sales and the macroeconomic conditions that discourage the acquisition of non-essential services.

The Company is making efforts with the launch of new digital service offerings in the hybrid plan, which increase the attractiveness of our portfolio and should help support the growth of this line.

Other services revenue totaled R$ 4.5 million, 135.0% up on 1Q16, influenced by the recovery of taxes on disputed invoices.

Mobile handset revenue reduced by 15.2% in 1Q17 over 1Q16, mainly due to the Company’s higher selectiveness in the sale of terminals focused on higher-value customers.

Fixed Line Business

OPERATING PERFORMANCE

Thousand	1Q17	1Q16	∆%	4Q16	∆%

Total fixed accesses	23,239	23,948	(3.0)	23,352	(0.5)
Fixed voice accesses	14,242	14,949	(4.7)	14,343	(0.7)
Residential	9,237	9,758	(5.3)	9,318	(0.9)
Corporate¹	4,561	4,634	(1.6)	4,580	(0.4)
Others	444	557	(20.1)	445	(0.1)
Fixed broadband	7,336	7,214	1.7	7,296	0.5
FTTx	4,227	3,955	6.9	4,146	2.0
Others	3,109	3,259	(4.6)	3,150	(1.3)
Pay TV	1,661	1,786	(7.0)	1,713	(3.0)
Voice ARPU (R$/month)	41.9	43.4	(3.4)	43.3	(3.2)
Broadband ARPU (R$/month)	48.6	44.5	9.2	46.6	4.3
Pay TV ARPU (R$/month)	94.7	88.8	6.6	93.2	1.7

o   The fixed base totaled 23,239 thousand accesses in 1Q17, 3.0% down vs. 1Q16, mainly influenced by the performance of voice accesses.

o   Fixed voice accesses totaled 14,242 thousand in 1Q17, 4.7% lower than 1Q16, mainly reflecting the fixed-to-mobile convergence and the voice-to-data substitution. Voice ARPU moved down by 3.4% y-o-y, fueled by the negative impact of VC reductions.

o   Fixed broadband accesses registered 7.3 million customers in 1Q17, 1.7% more than in 1Q16. The FTTx customer base grew 6.9% in 1Q17 over 1Q16, reaching 4,227 thousand accesses, 959 thousand of which in the FTTH technology, 38.5% more than in the previous year. FTTx customers accounted for 57.6% of total broadband accesses, boosting the ARPU, which increased by 9.2% y-o-y in 1Q17. With the evolution of systems unification and CRM of fixed clients between Vivo and GVT, the Company refined its segmentation of clients. Consequently, there have been some historical reclassifications in the evolution of accesses between technologies in 2016. The new figures can be found in the exhibit at the end of this document (p. 19).

o   Pay TV accesses contracted 7.0% y-o-y, closing the first quarter with 1,661 thousand subscribers and a market share of 8.9% in March. IPTV accesses grew 57.1% in 1Q17 over 1Q16, while TV ARPU increased 6.6%, reflecting the Company’s strategy of focusing on higher-value clients.

NET OPERATING REVENUE

Consolidated in R$ million	1Q17	1Q16	∆%	4Q16	∆%

Net operating fixed revenue	4,126.2	4,218.5	(2.2)	4,281.0	(3.6)

Voice	1,796.3	1,950.4	(7.9)	1,889.0	(4.9)
Interconnection	50.4	103.8	(51.4)	62.6	(19.5)
Broadband¹	1,064.0	955.2	11.4	1,021.4	4.2
Corporate Data and IT	574.4	563.6	1.9	629.6	(8.8)
Pay TV	478.6	476.1	0.5	485.7	(1.5)
Other services	162.5	169.3	(4.0)	192.6	(15.6)

% Non-Voice Revenues² / Net Operating Fixed Revenue	55.2%	51.3%	3.9 p.p.	54.4%	0.8 p.p.

1) Broadband revenue includes residential clients and SMEs;

2) Non-Voice Revenue considers revenues for Broadband, Corporate Data and IT, Pay TV and Other Services.

Net revenue from the fixed business fell 2.2% in 1Q17 over 1Q16, impacted by fixed-to-mobile tariff (VC) and fixed interconnection tariff (TU-RL and TU-RIU) reductions in February 2017, partially offset by the increase in broadband, corporate data and IT revenue. Excluding the negative effect from tariff reductions, net fixed services revenue was stable in this period.

Voice revenue fell 7.9% in 1Q17 over 1Q16, mainly due to the maturity of the service and the fixed-to-mobile substitution. Excluding VC reductions (-17.7%), voice revenue fell 4.8% y-o-y.

Interconnection revenue moved down by 51.4% over 1Q16, due to the reduction in TU-RL (-35.3%) and TU-RIU (-50.9%) in February 2017. Excluding this effect, interconnection revenue declined by 2.3%, due to the lower incoming traffic.

Broadband revenue moved up by 11.4% y-o-y, fueled by higher ultra-broadband revenue, which accounted for approximately 60.8% of this line in the period and increased by 16.7% over the previous year, reflecting the Company’s efforts to expand the base and clients' migration to higher speeds, boosting fiber accesses, whose ARPU is higher.

Corporate data and IT revenue increased 1.9% y-o-y in 1Q17, due to the higher revenue from wholesale and agreements with large companies.

Pay TV revenue grew 0.5% in 1Q17 over 1Q16. The Company continued with its selective strategy for this service, focusing on higher-value products, such as IPTV, in order to improve customer experience and optimize the profitability of this service.

Other services revenue moved down by 4.0% y-o-y, mainly influenced by the lower revenue from sale of equipment to corporate clients in 1Q17.

Consolidated Operating Costs

Consolidated in R$ million	1Q17	1Q16	∆%	4Q16	∆%

Operating costs	(7,076.2)	(6,642.9)	6.5	(7,250.3)	(2.4)

Personnel	(911.9)	(920.4)	(0.9)	(988.2)	(7.7)
Costs of services rendered	(2,911.2)	(3,060.4)	(4.9)	(2,782.1)	4.6
Interconnection	(393.0)	(556.4)	(29.4)	(462.8)	(15.1)
Taxes and contributions	(457.4)	(455.2)	0.5	(430.8)	6.2
Third-party services	(1,415.7)	(1,455.9)	(2.8)	(1,320.5)	7.2
Others	(645.1)	(592.9)	8.8	(568.0)	13.6
Cost of goods sold	(472.7)	(518.0)	(8.7)	(553.8)	(14.6)
Selling expenses	(2,245.4)	(2,159.5)	4.0	(2,290.3)	(2.0)
Provision for bad debt	(357.7)	(344.4)	3.9	(344.2)	3.9
Third-party services	(1,806.3)	(1,722.3)	4.9	(1,845.6)	(2.1)
Others	(81.4)	(92.8)	(12.3)	(100.5)	(19.0)
General and administrative expenses	(367.7)	(385.6)	(4.6)	(473.7)	(22.4)
Third-party services	(296.8)	(321.9)	(7.8)	(345.4)	(14.1)
Others	(70.9)	(63.7)	11.3	(128.3)	(44.7)
Other net operating revenue (expenses)	(167.3)	401.0	n.a.	(162.2)	3.1

Recurring Operational Costs¹	(7,076.2)	(7,156.4)	(1.1)	(7,197.8)	(1.7)

1) Do not consider the non-recurring effect of tower sales in 1Q16, impacting costs positively in the amount of R$ 513.5 million

The Company’s recurring operating costs excluding depreciation and amortization expenses totaled R$ 7,076.2 million in 1Q17, 1.1% down vs. 1Q16, in a period in which the inflation rate amounted to 4.6% (IPCA). Considering the non-recurring effect related to the sale of towers in 1Q16, costs increased 6.5% y-o-y. In 1Q17 over 4Q16, recurring operating costs reduced 1.7%.

Personnel costs fell 0.9% over last year, mainly due to restructuring of the Company's staff, partially offset by the collective bargaining agreement with base date in September 2016 (average adjustment of 8.0%).

The cost of services rendered fell 4.9% in 1Q17 over 1Q16, positively influenced by MTR/VC and TU-RL/TU-RIU reductions in February 2017. Excluding this effect, this line increased 0.2% y-o-y, mainly due to higher expenses with network expansion, partially offset by the renegotiation of TV content agreement in 4Q16, lower electricity expenses and the insourcing of field employees.

Cost of goods sold (COGS) reduced 8.7% in 1Q17 over 1Q16, reflecting the Company’s focus on higher-value clients and profitability.

Services selling expenses moved up by 4.0% y-o-y in the first quarter, mainly due to higher commissioning and active call center expenses associated with growth in postpaid and fixed broadband customers.

Provisions for bad debt closed 1Q17 at R$ 357.7 million, an increase of 3.9% in relation to 4Q16 and 1Q16, mainly due to the growth both in revenue and in the postpaid customer base. The level of default remained stable y-o-y, reaching 2.2% of Gross Revenue in 1Q17. The Company continued adopting effective collection initiatives and strict credit granting criteria, in the constant pursuit of greater efficiency in identifying clients’ risk profile.

Third-party services grew by 4.9% in 1Q17, influenced by increased commissions and costs from teleshopping associated with the increase in the postpaid and ultra-broadband segments, partially offset by the reduction in the costs from call center services thanks to digitalization, simplification of offers and improved customer experience.

General and administrative expenses fell 4.6% in 1Q17 over 1Q16, mainly due to lower expenses incurred in the quarter with software licenses and consultancies.

Other net operating revenues (expenses) totaled an expense of R$ 167.3 million in 1Q17, R$ 568.3 million up on 1Q16, mainly due to the non-recurring effect of the sale of towers in 1Q16.

Ebitda

Recurring EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$ 3,513.9 million in 1Q17, 7.3% up on 1Q16, mainly due to the expansion of revenues in the mobile segment and cost-efficiency measures adopted by the Company. If we consider the non-recurring effect of 1Q16 tower sales (R$ 513.5 million), EBITDA fell by 7.2% y-o-y.

The Recurring EBITDA margin reached 33.2%, with a y-o-y increase of 1.8 p.p. in 1Q17.

Note: Do not consider the non-recurring effect of tower sales in 1Q16, impacting EBITDA positively in the amount of R$ 513.5 million.

Depreciation and Amortization

Consolidated in R$ million	1Q17	1Q16	∆%	4Q16	∆%

Depreciation and Amortization	(1,943.6)	(1,913.3)	1.6	(1,815)	7.1
Depreciation	(1,292.1)	(1,271.9)	1.6	(1,155)	11.9
Amortization of intangibles¹	(289.0)	(303.1)	(4.7)	(289)	0.0
Other amortizations	(362.5)	(338.3)	7.2	(371)	(2.4)

 1) Amortization of intangible assets generated by the incorporation of Vivo as of 2Q11 and of GVT as of 2Q15.

The depreciation and amortization line increased 1.6% in 1Q17 over 1Q16, mainly influenced by the expansion of the fixed assets base related to higher capex level during the last years.

 Financial Result

Consolidated in R$ million	1Q17	1Q16	∆%	4Q16	∆%

Net Financial Income	(290.4)	(316.8)	(8.3)	(315.3)	(7.9)

Income from financial investments	190.2	139.9	36.0	210.1	(9.5)
Debt Interest	(294.1)	(294.0)	0.0	(220.3)	33.5
Monetary and exchange variation	(125.5)	57.3	n.d.	(154.7)	(18.9)
Gains (losses) on derivative transactions	(49.3)	(107.9)	(54.3)	(32.8)	50.3
Other financial income (expenses)	(11.7)	(112.1)	(89.6)	(117.6)	(90.1)

In 1Q17 over 1Q16, net financial expenses decreased by R$ 26.4 million, or 8.3%, positively impacted by the reduction in interest rates and lower average indebtedness in the period.

Net Income

Recurring net income totaled R$ 996.2 million in 1Q17, 13.3% up on 1Q16, mainly due to the improved EBITDA recorded in 1Q17 and better financial results in the quarter. Including the non-recurring effect of the sale of towers in 1Q16, Net Income was 18.2% lower y-o-y.

Capex

Consolidated in R$ million	1Q17	1Q16	∆%	4Q16	∆%

Total	1,328.2	1,491.9	(11.0)	2,800.1	(52.6)

Network	1,193.4	1,328.5	(10.2)	2,240.2	(46.7)
Technology / Information System	110.2	126.4	(12.8)	373.1	(70.5)
Products and Services, Channels, Administrative and others	24.6	36.9	(33.5)	186.8	(86.9)
Licenses	0.0	0.0	n.a.	0.0	n.a.

Capex / Net operating revenue	12.5%	14.3%	(1.8) p.p.	25.8%	(13.2) p.p.

Capex totaled R$ 1,328.2 million in 1Q17, accounting for 12.5% of net operating revenue in the quarter. The amount invested reflects the quarter’s seasonality.

During the first quarter of 2017, the Company continued to invest mainly in the expansion of its network capacity and 4G coverage and increased FTTx penetration.

In 1Q17, the Company added 304 new cities to its 4G coverage, totaling 820 cities at the end of March 2017, as shown in the chart below.

Cash Flow

Consolidated in R$ million	1Q17	1Q16	∆ R$	4Q16	∆ R$

Recurring EBITDA	3,513.9	3,275.0	238.9	3,675.8	(161.9)

Investments (CAPEX)	(1,328.2)	(1,491.9)	163.7	(2,800.1)	1,472.0
Payment of interest, taxes and other financial exp (rev)	(410.3)	(458.9)	48.7	(199.4)	(210.9)
Investments on working capital	(1,097.7)	(1,100.5)	2.8	865.7	(1,963.4)
Other receivables/payments	0.0	0.0	0.0	0.0	0.0

Free Cash Flow of business activity	677.8	223.7	454.1	1,542.0	(864.2)

Payment of spectrum	0.0	0.0	0.0	0.0	0.0
Receipt of tower sale	0.0	0.0	0.0	0.0	0.0
Non-recurring items¹	(655.1)	0.0	(655.1)	(49.1)	(606.0)

Free Cash Flow after extraordinaries	22.7	223.7	(201.0)	1,492.9	(1,470.1)

1)  Do not consider the non-recurring effect of the payment related to the 4G spectrum cleaning of 700 MHz in 1Q17 in the amount of R$ 655.1 million and the corporate restructuring in 4Q16 in the amount of R$ 49.1 million.

Free cash flow from business activities totaled R$ 677.8 million in 1Q17, up by R$ 454.1 million on 1Q16, reflecting the improvement in operating income and smaller payments related to investments. This amount does not consider the extraordinary payment, in January 2017, of R$ 655.1 million referring to the second and third installments of the EAD (Empresa Administradora de Digitalização) program, related to the disconnection of analog TV and the cleaning of the 700 MHz spectrum.

Indebtedness

Loans and Financing (in R$ million)

March 2017
Consolidated	Currency	Annual Interest Rate	Due Date	Short-term	Long-term	Total

Local currency

BNDES	UR LTIR	LTIR + 0.0% to 4.08%	Until 2023	589.0	1,408.0	1,997.0
BNDES	R$	2.5% to 6.0%	Until 2023	118.7	206.8	325.5
BNDES	R$	SELIC D-2 + 2.32%	Until 2023	13.4	339.3	352.6
BNB	R$	7.0% to 10.0%	Until 2022	7.5	32.9	40.4
Confirming	R$	107.7% to 115.7% of CDI	Until 2018	517.3	3.1	520.4
Debentures 4th issue - Series 3	R$	IPCA + 4%	Until 2019	0.7	38.2	38.9
Debentures 1st issue - Minas Comunica	R$	IPCA + 0.5%	Until 2021	-	98.8	98.8
Debentures 3rd issue - Single Series	R$	100% of CDI + 0.75 spread	Until 2017	2,014.4	-	2,014.4
Debentures 4th issue - Single Series	R$	100% of CDI + 0.68 spread	Until 2018	75.2	1,300.0	1,375.2
Debentures 5th issue - Single Series	R$	108.25% of CDI	Until 2022	34.4	1,995.6	2,030.0
Financial Leases	R$	-	Until 2033	42.3	337.9	380.2
Contingent Consideration	R$	-	Until 2025	-	424.3	424.3

Foreign currency

Resolution 4131	US$	2.05% and Libor + 2.00%	Until 2017	908.4	-	908.4
BNDES	UMBND	ECM + 2.38%	Until 2019	133.9	182.9	316.8

Total				4,455.1	6,367.8	10,822.9

NET FINANCIAL DEBT				L.T. OBLIGATIONS
				(R$ million)
Consolidated in R$ million	03/31/2017	12/31/2016	03/31/2016	March 2017
Short-term Debt	4,455.1	4,663.5	1,319.5	Year	Amount
Long-term Debt	6,367.8	4,560.6	7,602.2	2018	2,098.2
Total Debt	10,822.9	9,224.1	8,921.7	2019	810.7
Cash and cash equivalents	(6,296.1)	(5,115.9)	(4,108.3)	2020	382.4
Net derivatives position	22.3	(28.4)	(126.9)	2021	1,249.0
Net debt	4,549.1	4,079.8	4,686.5	After 2021	1,827.4
Net debt/EBITDA¹	0.33	0.29	0.35	Total	6,367.8

  1) LTM-EBITDA.

The Company closed 1Q17 with a gross debt of R$ 10,822.9 million, 11.3% of which denominated in foreign currency. Currently, foreign exchange exposure of debt is 100% covered by hedge operations. The increase in gross debt compared to 1Q16 and 4Q16 was mainly due to the R$ 2.0 billion raised in debentures in February to reprofile the Company's financial liabilities.

Net debt totaled R$ 4,549.1 million at the close of 1Q17, accounting for 0.33x accumulated EBITDA in the past 12 months. In 1Q17 over 1Q16, net debt contracted by R$ 137.4 million, essentially due to the cash flow generation in the period.

In relation to the end of 4Q16, net debt recorded an increase of R$ 469.3 million, mainly explained by the impact of extraordinary regulatory payment occurred in 1Q17, related to the 700 MHz spectrum cleaning assumed in the 2014 auction, by bilateral agreements to extend the term with suppliers and by the constitution of escrow deposits.

Capital Market

Telefônica Brasil's common (ON) and preferred (PN) shares are traded on the BM&FBOVESPA under the tickers VIVT3 and VIVT4, respectively. The Company's ADRs are traded on the NYSE, under the ticker VIV.

VIVT3 and VIVT4 shares closed 1Q17 at R$ 35.50 and R$ 46.75, respectively, depreciating by 2.5% and appreciating by 6.1% in 1Q17, versus an appreciation of 7.9% in the Bovespa Index (Ibovespa).

The Company's ADRs closed the quarter at US$ 14.85, 9.8% up on 1Q16, versus a 4.3% valuation in the Dow Jones' Index in the same period.

In 1Q17, the daily traded volume of VIVT3 and VIVT4 averaged R$ 918.1 thousand and R$ 75,330.7 thousand, respectively. The daily traded volume of ADRs averaged US$ 22,232.1 thousand in the same period.

The chart below shows the Company’s stock performance:

Capital Stock

March 31, 2017	Common	Preferred	Total

Controlling Company	540,033,264	704,207,855	1,244,241,119
	94.47%	62.91%	73.58%
Minority shareholders	29,320,789	415,132,512	444,453,301
	5.13%	37.09%	26.28%
Treasury shares	2,290,164	339	2,290,503
	0.40%	0.00%	0.14%
Total number of shares	571,644,217	1,119,340,706	1,690,984,923

Book Value per share:	R$ 41.32
Subscribed/Paid-in Capital:	R$ 63,571.4	Million

Dividends

The interest on equity declared by Telefônica Brasil based on 2016 net income totaled R$ 2,172 million. Of the remaining balance of 2016 net income, R$ 1,914 million was classified as additional dividends. The sum of the dividends and IOC declared on 2016 net income totals R$ 4,086 million, representing a payout on adjusted net income of 105.6%, which will be paid in two tranches, being R$ 1.6 billion in August 22, 2017 and R$ 2.5 billion in December 13, 2017.

At the first quarter of 2017, the Board of Directors resolved on at the meetings held on February 13, 2017 and March 20, 2017,  the credit of interest on capital related to fiscal year 2017, totaling the gross amount of R$ 180.0 million and R$ 350.0 million, respectively. The payments of these IOC will be made until the end of fiscal year 2018, on a date to be defined by the Board of Directors, to holders of common and preferred shares registered with the Company on February 24, 2017 and March 31, 2017, respectively. The table below informs the amounts to be distributed per share:

2017	Deliberation	Shareholding Position	Gross Amount (reais million)	Net Amount (reais million)	Shares	Gross amount per share (reais)	Net amount per share (reais)	Payment beginning date
IOC	03/20/17	03/31/17	350.0	297.5	ON	0.194377	0.165220	Up to 12/31/2018
(based on Feb-17)					PN	0.213814	0.181742
IOC	02/13/17	02/24/17	180.0	153.0	ON	0.099965	0.084970	Up to 12/31/2018
(based on Jan-17)					PN	0.109962	0.093467

2016	Deliberation	Shareholding Position	Gross Amount (reais million)	Net Amount (reais million)	Shares	Gross amount per share (reais)	Net amount per share (reais)	Payment beginning date
Dividends	04/26/17	04/26/17	1,914.0	1,914.0	ON	1.062955	1.062955	12/13/17
(based on Dec-16)					PN	1.169250	1.169250
IOC	12/19/16	12/30/16	604.1	513.5	ON	0.335519	0.285191	12/13/17
(based on Nov-16)					PN	0.369071	0.313710
IOC	09/19/16	09/30/16	650.0	552.5	ON	0.360985	0.306837	08/22/17
(based on Aug-16)					PN	0.397084	0.337521
IOC	06/17/16	06/30/16	161.0	136.9	ON	0.089413	0.076001	08/22/17
(based on May-16)					PN	0.098355	0.083601
IOC	04/18/16	04/29/16	220.0	187.0	ON	0.122180	0.103853	08/22/17
(based on Mar-16)					PN	0.134398	0.114238
IOC	03/18/16	03/31/16	337.0	286.5	ON	0.187157	0.159083	08/22/17
(based on Feb-16)					PN	0.205873	0.174992
IOC	02/19/16	02/29/16	200.0	170.0	ON	0.111072	0.094412	08/22/17
(based on Jan-16)					PN	0.122180	0.103853

INCOME STATEMENT

Consolidated in R$ million	1Q17	4Q16	∆%	1Q16	∆%

Gross operating revenues	16,570.4	15,998.6	3.6	16,712.6	(0.9)

Net Operating Revenues	10,590.1	10,431.4	1.5	10,873.6	(2.6)

Mobile	6,464.0	6,212.9	4.0	6,592.6	(2.0)
Fixed	4,126.2	4,218.5	(2.2)	4,281.0	(3.6)

Operating costs	(7,076.2)	(6,642.9)	6.5	(7,250.3)	(2.4)

Personnel	(911.9)	(920.4)	(0.9)	(988.2)	(7.7)
Costs of services rendered	(2,911.2)	(3,060.4)	(4.9)	(2,782.1)	4.6
Interconnection	(393.0)	(556.4)	(29.4)	(462.8)	(15.1)
Taxes and contributions	(457.4)	(455.2)	0.5	(430.8)	6.2
Third-party services	(1,415.7)	(1,455.9)	(2.8)	(1,320.5)	7.2
Others	(645.1)	(592.9)	8.8	(568.0)	13.6
Cost of goods sold	(472.7)	(518.0)	(8.7)	(553.8)	(14.6)
Selling expenses	(2,245.4)	(2,159.5)	4.0	(2,290.3)	(2.0)
Provision for bad debt	(357.7)	(344.4)	3.9	(344.2)	3.9
Third-party services	(1,806.3)	(1,722.3)	4.9	(1,845.6)	(2.1)
Others	(81.4)	(92.8)	(12.3)	(100.5)	(19.0)
General and administrative expenses	(367.7)	(385.6)	(4.6)	(473.7)	(22.4)
Third-party services	(296.8)	(321.9)	(7.8)	(345.4)	(14.1)
Others	(70.9)	(63.7)	11.3	(128.3)	(44.7)
Other net operating revenue (expenses)	(167.3)	401.0	n.a.	(162.2)	3.1

EBITDA	3,513.9	3,788.5	(7.2)	3,623.3	(3.0)
EBITDA Margin %	33.2%	36.3%	(3.1) p.p.	33.3%	(0.1) p.p.

Depreciation and Amortization	(1,943.6)	(1,913.3)	1.6	(1,815.2)	7.1
Depreciation	(1,292.1)	(1,271.9)	1.6	(1,154.8)	11.9
Amortization of intangibles	(289.0)	(303.1)	(4.7)	(289.0)	0.0
Others amortizations	(362.5)	(338.3)	7.2	(371.4)	(2.4)

EBIT	1,570.3	1,875.2	(16.3)	1,808.1	(13.1)

Net Financial Income	(290.4)	(316.8)	(8.3)	(315.3)	(7.9)
Income from financial investments	190.2	139.9	36.0	210.1	(9.5)
Debt Interest	(294.1)	(294.0)	0.0	(220.3)	33.5
Monetary and exchange variation	(125.5)	57.3	n.a.	(154.7)	(18.9)
Gains (losses) on derivative transactions	(49.3)	(107.9)	(54.3)	(32.8)	50.3
Other financial income (expenses)	(11.7)	(112.1)	(89.6)	(117.6)	(90.1)

Gain (loss) on investments	0.8	0.2	300.0	0.2	300.0

Taxes	(284.5)	(340.4)	(16.4)	(278.2)	2.3

Net income	996.2	1,218.2	(18.2)	1,214.8	(18.0)

BALANCE SHEET

Consolidated in R$ million	03/31/2017	12/31/2016	∆%

ASSETS	103,355.2	102,066.2	1.3

Current assets	20,017.2	18,398.9	8.8
Cash and cash equivalents	6,285.0	5,105.1	23.1
Accounts receivable from customers	9,840.4	9,934.2	(0.9)
Provision for doubtful accounts	(1,316.4)	(1,232.5)	6.8
Inventories	397.5	410.4	(3.1)
Recoverable taxes	2,906.3	3,027.2	(4.0)
Escrow deposits and frozen assets	321.7	302.4	6.4
Derivative financial instruments	75.9	68.9	10.2
Prepaid expenses	1,171.2	343.1	241.4
Other assets	335.6	440.1	(23.7)

Non-Current Assets	83,338.0	83,667.3	(0.4)
Accounts receivable from customers	458.7	472.8	(3.0)
Provision for doubtful accounts	(175.2)	(167.4)	4.7
Financial Investments	82.2	78.2	5.1
Recoverable taxes	494.5	476.9	3.7
Deffered taxes	133.4	27.5	385.1
Escrow deposits and frozen assets	6,281.2	6,049.1	3.8
Derivative financial instruments	124.1	144.1	(13.9)
Other assets	98.2	92.0	6.7
Investments	86.0	85.7	0.4
Property, plant and equipment, net	31,673.4	31,924.9	(0.8)
Intangible assets, net	44,081.5	44,483.5	(0.9)

LIABILITIES	103,355.2	102,066.2	1.3

Current liabilities	18,862.5	20,438.5	(7.7)
Payroll and related charges	614.0	760.6	(19.3)
Suppliers and accounts payable	6,849.1	7,611.2	(10.0)
Taxes	1,737.5	1,770.7	(1.9)
Loans and financing	2,330.4	2,543.0	(8.4)
Debentures	2,124.7	2,120.5	0.2
Dividends and interest on shareholders equity	2,579.8	2,195.0	17.5
Provisions	1,276.6	1,183.6	7.9
Derivative financial instruments	220.0	183.2	20.1
Deferred revenues	397.7	429.9	(7.5)
Authorization licenses	138.0	955.0	(85.5)
Other liabilities	594.7	685.8	(13.3)

Non-Current Liabilities	14,711.2	12,383.3	18.8
Payroll and related charges	14.3	11.0	30.0
Taxes	46.3	49.1	(5.7)
Deferred taxes	249.8	0.0	n.a.
Suppliers and accounts payable	72.2	71.9	0.4
Loans and financing	2,935.1	3,126.8	(6.1)
Debentures	3,432.6	1,433.8	139.4
Provisions	6,926.8	6,625.6	4.5
Derivative financial instruments	2.3	1.4	64.3
Deferred revenues	473.7	511.8	(7.4)
Lincence of authorization	90.9	93.5	(2.8)
Other liabilities	467.2	458.4	1.9

Shareholders' equity	69,781.5	69,244.4	0.8
Capital Stock	63,571.4	63,571.4	0.0
Capital Reserve	1,272.5	1,272.5	0.0
Profit Reserve	2,477.7	2,475.0	0.1
Additional proposed dividends	1,914.0	1,914.0	0.0
Other comprehensive income	14.8	11.5	28.7
Accumulated profits	531.1	0.0	n.a.

EXHIBIT – Broadband Data

Thousand	1Q16	2Q16	3Q16	4Q16	1Q17

Total	7,214	7,248	7,310	7,296	7,336

FTTx	3,955	4,023	4,115	4,146	4,227
FTTH	692	747	827	887	959
Other	3,259	3,225	3,194	3,150	3,109

Note: The new basis, which is updated, is also available in our website (www.telefonica.com.br/ir).

Conference Call

English

Date: May 10, 2017 (Wednesday)

Time: 10:00 a.m. (Brasília) and 9:00 a.m. (New York)

Telephone: +1 (412) 717-9224

Access Code: Telefônica Brasil

Click here to access the webcast.

The replay of the conference call can be accessed, one hour after the event, until May 22, 2017. Telephone: +1 (412) 317-0088 - Code: 10102419#

Telefônica Brasil – Investor Relations

Eduardo Navarro

David Melcon

Luis Plaster

João Pedro Carneiro

Av. Eng. Luis Carlos Berrini, 1376 - 28º Andar – Cidade Monções – SP – 04571-000

Telephone: +55 11 3430-3687

E-mail: ir.br@telefonica.com

Information available on the website: http://www.telefonica.com.br/ir

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar, are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Consequently, the Company's future operating results may differ from present expectations and readers should not place undue reliance on the information contained herein. These forward-looking statements express opinions formed solely on the date on which they were issued and the Company is under no obligation to update them in line with new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 9, 2017	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director